
MICHELIN


05006349

February 23, 2005

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
MAR 07 2005
WASH, D.C.
202
SECTION

SUPPL

RE: SEC File #82-3354

Gentlemen:

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

- Press Release dated February 11, 2005 regarding Michelin Net Sales 2004.
- Consolidated sales figures for 2004 and 2003, as published in the *Bulletin Des Annonces Legales Obligatoires* ("BALO") on February 16, 2005.

If you have any questions regarding these documents, please feel free to contact me at (864) 458-5513.

Very truly yours,

Mark I. Williams
Vice President, Secretary
and General Counsel

PROCESSED
MAR 14 2005
THOMSON
FINANCIAL

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000


MICHELIN
A better way forward


RECEIVED
MAR 0 7 2005
SEC MAIL PROCESSING
WASH., D.C. SECTION
202

PRESS RELEASE February11, 2005

Michelin Net Sales 2004: EUR 15,688 million, up +2.1% and up +6% *excluding the impact of exchange rate variations and scope of consolidation*

In 2004, tire markets posted a moderate annual growth rate after an exceptionally strong first half and a visible correction in the second half. These trends were reflected in Michelin's sales volumes. This year again, Michelin achieved significant overall mix improvements.

After an exceptionally strong first half of the year, replacement markets in Europe and North America reverted to their long-term trends, in line with Michelin's annual forecasts. Sluggish Passenger Car Original Equipment markets contrasted with buoyant Truck, Earth mover and Agricultural OE markets. Emerging markets in Asia, South America and Eastern Europe experienced double-digit growth.

In this context, Michelin Net Sales posted moderate volume growth (+2.7%), and were strongly impacted by the U.S. dollar depreciating further versus the euro (-9% in 2004). Once again, Michelin compensated for recurring external inflationary pressures, including extraordinary raw material price hikes, through a firm pricing policy. Michelin gained further market shares in emerging markets and targeted segments — high performance, winter and SUV recreational Passenger Car tires, as well as Truck and Earthmover tires. Combined with higher selling prices, this translated into a robust annual price and mix effect (+3.2%).

The correction of the replacement markets in the 4th quarter of the year versus high 4th quarter 2003 comparative figures, mechanically impacted Michelin sales volumes.

Michelin expects to confirm a visible improvement of its operational performance when it releases its 2004 earnings, on March 15, 2005.

(in EUR million)	**Full Year 2004**	Full Year 2003
Consolidated net sales	**15,688.8**	15,369.8
excluding exchange rate variations	***N/A***	*14.868.1*
	4th quarter 2004	4th quarter 2003
	4,025.3	4,221.1
Excluding the impact of exchange rate variations	***N/A***	*4,106.9*

	Full Year 2004		*4th quarter 2004*	
Consolidated Net Sales	***Total change (ytd 04/ ytd 03)***		*Total change (4th quarter 04/4th quarter 03)*	
	In EUR million	**Accrued %**	**In EUR million**	**Accrued %**
Net Sales	**+319.0**	**+2.1%**	**-195.8**	**-4.6%**
Of which exchange rates:	**-501.7**		**-114.2**	**-2.7%**
	+394.4	**+2.7%**	**-45.3**	**-1.1%**
	+486.7	**+3.2%**	**+19.5**	**+4.9%**
Scope of consolidation:		**-0.4%**	**-231.7**	**-5.5%**

1. Net sales are up 2.1% compared to 2003

This is due to the combination of the following factors:

- **A negative impact (-3.3%) in exchange rates**: mostly related to the appreciation of the euro, in particular versus the U.S. dollar (+9%).

- A positive **impact (+2.7%)** generated by **higher sales volumes.**

- A **positive price / mix effect (+3.2%)**,* calculated at constant exchange rates. This reflected significant overall mix improvements and realized price increases passed across all regions.

- **A negative impact from the scope of activity and consolidation (-0.4%)***: jointly controlled operations in Eurofit[1] (fitted assemblies) that had been fully consolidated so far were accounted for using the equity method, in accordance with future IFRS standards.
- Conversely, 12-month-Viborg operations were consolidated compared to 9 months in 2003.

** The 9 months cumulated impact of the scope of consolidation and the cumulated price mix effect have both been restated to reflect the mergers of Viborg legal entities with Euromaster companies.*

2. Evolution of world tire markets

REPLACEMENT MARKETS

As expected by Michelin, the second half of 2004 experienced a visible slow down in Passenger Car and Light Truck (PCLT) and Truck replacement markets, which tended to converge back towards their globally long-term growth trends for the full year:

Replacement markets	H1 2004 / H1 2003	H2 2004 / H2 2003	Full Year 2004 / 03
PCLT Europe	+6.2%	+0.6%	+3.3%
PCLT North America	+5.4%	-1.7%	+1.6%
Truck Europe	+2.8%	-3.5%	-0.5%
Truck North America	+5.7%	+2.1%	+3.8%

Michelin estimates that replacement markets in mature economies tend to grow at a 2% – 3% annual rate, both in Passenger Car and in Truck.

1 Eurofit is jointly controlled by Michelin and Continental AG.


MICHELIN

PASSENGER CAR AND LIGHT TRUCK

Pass. Car/ Light Truck	Replacement market 9 months	**Replacement market Q4 2004**	**Replacement market FY04**
Europe	+4.9%	**-1.7%**	**+3.3%**
North America	+1.8%	**+1.0%**	**+1.6%**
Other regions	+	+	+

PCLT replacement markets saw a correction in their growth trend in the second half of the year in Europe and in North America, with respectively a negative and almost flat fourth quarter. In Europe, the annual growth rate matched the long-term trend estimated at +3%, while in North America, the annual growth rate was below the average long-term trend.

In both Western and Eastern Europe, the relative decline of the mass market (S & T load / speed index: – 4.6% compared with 2003) contrasted with the growth observed in the high performance segment (VZ: +10.6%) and winter (+7.1%).

In North America, market qualitative growth was also recorded, with mass market tires down -4%, Performance VZ +13.3% and SUV Recreational up + 11.3%.

Eastern European markets posted a 6% growth, including +24% in high performance and +11% in SUV.

TRUCK

Truck	Replacement market 9 months	**Replacement market Q4 04**	**Replacement market ytd 04**
Europe	+0.6%	**-3.6%**	**-0.5%**
North America	+4.1%	**+2.7%**	**+3.8%**
Other regions	+	+	+

European Truck tire replacement markets, after a strong first half, stabilized in Q3 before dropping significantly (-3.6% compared to Q4 2003). They were -0.5% below 2003. Slowing economies, increased fuel prices and cash constraints of smaller transportation companies: all contributed to this slowdown. Retread market remained flat in 2004.

In North America, Truck tire replacement markets benefited from positive economic fundamentals and achieved +3.8% growth in 2004 (Q4 +2.7%):
In the United States, strong road carrier growth (+6.1% in 2004 according to the American Trucking Association) put pressure on transport capacities; In addition, tire price increase announcements and Federal tax increases probably prompted anticipated purchases in Q4.
In Canada, the replacement market increased +7.2% versus relatively low 2003 figures, in a positive economic environment marked by strong commodity demand.
The dynamism of the Mexican economy was the primary reason for the 9.5% Truck Tire Replacement market growth.
The retread market was up 3% in the Region.

Emerging markets

In China, the total replacement market (bias + radial) continued to grow at a fast pace, posting healthy growth. The radial replacement market enjoyed a stronger growth than the global market.
Most South American Replacement markets experienced a double-digit increase, in line with economic recovery in Brazil, Argentina and Chile. **Eastern European Replacement Markets** confirmed their mix enrichment, again with double-digit growth of radial volumes, consistent with the upgrading of the standards of the truck fleet in the region.

ORIGINAL EQUIPMENT TIRE MARKETS

PASSENGER CAR AND LIGHT TRUCK

Pass. Car/ Light Truck	OE market 9 months 2004	**OE market Q4 2004**	**OE market 12 months**
Europe	+1.1%	**+0.3%**	**+0.9%**
North America	-0.4%	**-0.6%**	**-0.5%**

Passenger Car/ Light Truck OE tire markets remained sluggish in Europe and North America. The key event of the year 2004 was the deceleration of the OE market growth in China, reaching only +15%, when almost twice that growth was expected by most players.
From a qualitative point of view, OE markets confirmed their structural mix enrichment with innovative solutions and larger seat diameters.

TRUCK

Truck Radial Power Units	OE market 9 months 2004	**OE market Q4 2004**	**OE market 12 months**
Europe	+13.4%	**+19.4%**	**+15.0%**
North America	+36.3%	**+31.9%**	**+35.1%**

The European OE Market (power units) posted +15% growth: the main driver of growth corresponds to export to the Middle-East and Asia (China, Korea), where Truck manufacturers have opened new facilities. The need to renew fleets, combined with Euro 4 and 5 regulations[2] also fueled market growth.
The trailer market was up +10% in 2004 compared to last year, of which +12% in Western Europe and +3% in Eastern Europe.

The North American OE market ended 2004 with the largest ever unit increase: +35%. The surge in demand caused substantial supply issues for tire manufacturers as well as other suppliers. Fleet renewal cycles after 3 years of consolidation and exports to Asia were strong drivers. Record orders of trailers described in our previous sales reports also fueled this growth.

[2] *The Euro 4 standards due to enter into force in October 2005 for new vehicles and October 2006 for all industrial vehicles, aim at limiting carbon monoxide emissions. In Germany, non Euro 4-compliant trucks will be fined through the new toll-collect system.*

3. Michelin Sales Volumes by Reporting Segment

3.1 Passenger Car and Light Truck

Passenger Car and Light Truck Net Sales were up +0.9% (OE and Replacement)
Sales volumes were flat (-0.1%) for the full year 2004, with +1.8% for replacement and –4.7% for original equipment. Sales volumes were in line with the markets, except for original equipment in North America.

Passenger Car/ Light Truck (in units sold) Full year 2004 / 2003	Total	Replacement market Unit sales	Replacement Market	Original Equipment Unit Sales	Original Equipment Market
Total	*-0.1%*	*+ 1.8%*	*N/A*	*- 4.7%*	*N/A*
Europe[c]		=	+ 3.3%	+	+ 0.9
North America[d]		-	+ 1.6%	- -	-0.5

Passenger Car/ Light Truck (in units sold) Q4 2004 / Q4 2003	Total	Replacement market Unit sales	Replacement market	Original Equipment Unit sales	Original Equipment Market
Total	**-3.7%**	**-3.9%**	*N/A*	**-3.3%**	*N/A*
Europe		=	- 1.7%	++	+ 0.3
North America		--	+ 1.0%	- -	-0.6

In Europe, although Group replacement market sales increased in line with the market, Michelin outperformed market growth in all targeted segments: high performance, SUV recreational, and winter. Michelin reinforced its positions in Western and Eastern Europe, gaining market share with Michelin, Kleber and BF Goodrich brands.

Significant growth in winter tire sales was achieved in Germany, Eastern Europe and Nordic countries through:

- confirmed product leadership (Alpin range ranked 3 stars in ADAC for the 3rd year in a row, successful launch of the X Ice range,...)
- improved supply chain operations,
- distribution operations, based on an ambitious European-wide marketing and sales plan.

Original equipment sales increased in Europe on a fairly stable original equipment market (+0.9%), due to Michelin's customer mix over-performing the sector. This stabilization came after a 3 year deliberate sales decline, which was the consequence of a selective growth strategy.

In North America, Group replacement market sales were stable compared with 2003. Michelin and BF Goodrich brands continued to strengthen their positions in the most profitable segments: this year again, Michelin Recreational and High performance segments posted significant sales growth. Some private brands sales decreased due to a monitored selective approach, implemented in close collaboration with our distribution partners.
The decrease in OE sales in North America was mainly the result of Michelin's focused growth strategy and impact of Michelin's customer mix.

c Western (15 main markets) and Eastern Europe (excl. Community of Independent States)
d United States, Canada and Mexico


MICHELIN

3.2. Truck

Truck Net Sales were up + 6.4% (OE +Replacement)

Sales volumes at the end of December 2004 were up 3.9%. Michelin took advantage of favorable replacement markets, gained replacement market shares and fulfilled all of its contractual commitments to OEMs.

Truck (in units sold) 12 months to December 2004	Total	Replacement[3]	Replacement Market	Original Equipment	Original Equipment Market
Total	**+3.9%**	**+2.7%**	**N/A**	**+6.6%**	**N/A**
Europe		+	- 0.5%[4]	- -[5]	+ 15.0%[6]
North America		++	+ 3.8%	- -	+ 35.1%

Group Unit Sales in the 4th quarter 2004 versus 2003

Truck (in units sold) Q4 2004	Total	Replacement	Replacement Market	Original Equipment	Original Equipment Market
Total	**-2.0%**	**-3.9%**	**N/A**	**-3.3%**	**N/A**
Europe		++	- 3.6%	--	+ 19.4%
North America		++	+ 2.7%	--	+ 31.9%

❑ in Europe

Michelin gained truck replacement market share in 2004 and the mix continued to improve especially in favor of Michelin-branded tire sales in Western Europe, and of high-tech products (Anti-splash, 70 and 55 series...). Retread sales increased +3.8% in Western Europe.

In **Truck Original Equipment,** Michelin carefully managed its supplies to fully fulfill its contractual commitments to Truck OEMs. Their unexpected additional needs were handled within Michelin's capacities to supply the replacement market.

❑ In North America

Michelin strengthened its positions in the replacement markets in the US, Canada and Mexico, and captured new positions in large reference fleets; The X-One (innovative extra large tire for tractor units on driving axles) made a real breakthrough in 2004 in the US.

In **Original Equipment,** exceptional market growth, up 35%, led the Company to decide to meet only a portion of the demand growth in order to help satisfy demand from the replacement market. These pressures on its supply chain translated into large back orders in replacement market.

---

3 New tires
4 Western Europe
5 Sales power units + trailers
6 Power units market


MICHELIN

3.3 Other Businesses

Third reporting segment's net sales were -0,3%

This segment includes all other Michelin operations. The main reason for flat Net Sales was Eurofit's impact on the scope of consolidation. The drop in the fourth quarter 2004 net sales of the segment was due to the fact that Viborg's sales in 2003 were consolidated in one shot in the fourth quarter. The Specialty tire division, for its part, posted a + 8.3% sales volumes increase.

Earthmover markets experienced double-digit growth in Original equipment and strong demand in replacement markets, although more subdued in Europe. Michelin beat historical output records in 2004. This, however, was insufficient to match the demand in Surface mining, Original equipment, and Growth segment (construction, harbor, carriers etc.). This supply problem was an industry-wide issue. Net sales increased significantly, in spite of adverse exchange rate variations. Most supply agreements were renewed in 2004 for 2005 with major world OEMs and Mining industries with increased prices to cover external inflationary costs (raw material among others).

Agricultural OE market dynamics were stronger than expected in 2004 both in North America and in Europe. This benefited Michelin sales volumes, but also generated pressure on its production capacities.
In the North American replacement market, the share of radial tires improved significantly in relation with Michelin's market share gains. Supply issues prevented Michelin from gaining additional positions in Europe.

In **Two Wheels, Motorbike** replacement markets recorded healthy growth rates, especially in the US (10%) and in Europe (3%), which allowed Michelin to capitalize on its new Pilot Power product range for the sports segment.

In **Aircraft**, in spite of the recovery of commercial aviation and special orders for military aircraft, the depreciation of the dollar against the euro weighed on Michelin's net sales in 2004.

With respect to **distribution**, **Euromaster's** re-focusing on its core business was completed. Viborg companies have now been fully integrated.

Lastly, the **Steel Wheel** manufacturing business reorganization proceeded more quickly than planned.

* * *


MICHELIN

Change in Sales by Michelin Reporting Segment

12 Months 2004/2003

Net sales	**12 months to December 2004 (in € million)**	12 m 2004/ 12 m 2003 (in %)
Group	**15,688.8**	**+ 2.1%**
Passenger Car & Light truck	**7,527.7**	+ 0.9%
Truck	**4,220.6**	+ 6.4%
Other Activities	**4,846.2**	- 0.3%
Inter-sector eliminations	**(-905.7)**	- 0.9%

Fourth quarter 2004/2003

Net sales	**4th quarter 2004 (in € million)**	Q4 2004/ Q4 2003 (in %)
Group	**4,025.3**	**- 4.6%**
Passenger Car & Light truck	**1,886.6**	- 1.3%
Truck	**1,078.7**	+ 3.9%
Other Activities	**1,217.7**	+ 6.1%
Inter-sector eliminations	**(-156.3)**	

* * *

Compagnie Financière Michelin

For the twelve months ended December 30, 2004, Compagnie Financière Michelin (CFM)'s net sales amounted to EUR 15.9 billion, up 1.9% on last year. At constant exchange rates, by contrast, net sales expressed in euros are up 5.3%. In so far as Compagnie Générale des Etablissements Michelin has almost the same scope of activities as Compagnie Financière Michelin, the qualitative comments on net sales apply to CFM as well.

* * *

Full year 2004 earnings will be published on March 15, 2005, before the Paris Bourse opens.

Correspondence Table	
-	**Michelin's sales in relation to the market is between -2,5% and -0,5%**
- -	**Michelin's sales in relation to the market is above - 2,5%**
+	**Michelin's sales in relation to the market is between +0,5% and +2,5%**
++	**Michelin's sales in relation to the market is in excess of 2,5%**
=	**Michelin's sales in relation to the market is between -0,5% and + 0,5%**

* * *


MICHELIN

Questions / Answers

NET SALES

1. How do you explain the strong negative impact of variations in scope of consolidation in the fourth quarter 2004 (-5.5%)?

Michelin's acquisition of Viborg was effective on March 31, 2003. Viborg nine-months sales 2003 were consolidated in the 4th quarter of Michelin financial statements 2003. Consequently, the fourth quarter 2004 sales of Viborg were compared to the 2nd, 3rd and 4th quarter of 2003, which translated into a negative scope of consolidation impact.

Important: Michelin readjusted the scope of operations of Viborg in the course of 2004 (distribution and production) and restated the scope of consolidation accordingly, as follows:

Scope of consolidation	04	Q1	Q2	Q3	Q4
Entry (Viborg)	+0.5%	+2.0%	+2.8%	+2.0%	-4.4%
Exit (Eurofit)	-0.9%	-0.6%	-0.8%	-1.0%	-1.1%
Total	**-0.4%**	**+1.4%**	**+2.0%**	**+1.0%**	**-5.5%**

2. How do you explain the improvement of the price/mix effect quarter by quarter?

Two key drivers:

a firm pricing policy, implemented early and fine-tuned in all regions and businesses in order to offset extraordinary external inflationary pressures (raw materials in particular); this policy reinforced the effect progressively during the year.

over all mix improvements were further achieved: OE / RT mix, Product and Brand Mix, etc...

Given the above-mentioned adjustments in the scope of consolidation, the price/mix effect by quarter is as follows

	2004	Q1	Q2	Q3	Q4
Price / Mix effect	+3.2%	+1.7%	+2.9%	+3.2%	+4.9%

MARKETS

3. What is Michelin's outlook concerning OE and replacement markets for 2005?

This will be discussed when Michelin releases 2004 earnings, on March 15, 2005

4. In Passenger Car, the OE market growth in Europe was stronger than in North America. Will this trend go on?

All major OEMs have been building new capacities in Eastern Europe over the last few years. One likely consequence in the years to come will be a stronger growth of the OE tire market in Europe compared to North America.


MICHELIN

5. What consequence will the Euro 4 and Euro 5 emission standards have on the Truck tire business?

In a few months' time, Euro 4 will enter into force. Regulations will become even more stringent in the area of diesel engine fuel emissions. Exhaust fume nitrogen oxide contents will need to be cut by 30% compared to t he current Euro 3 standard and by 80% for particulate emissions in connection with high-temperature fuel consumption. Nitrogen oxides contribute to air pollution and in particular to additional greenhouse effect. Since some 40% of fuel consumption is accounted for by truck tire rolling resistance, « energy » tires, the so-called green tires contribute to lowering fuel consumption and thus to lower nitrogen oxide emissions and particulate emissions.

SALES

6. Have you improved your Truck retreaded tires sales in North America?

The North American retread market accounts for more than 17 millions of units. Michelin Retread Technology is indeed significantly increasing our market share thanks to strong support from our dealer network as well as the quality leadership of Michelin's Truck casing.

7. Contrary to the last 3 years, the Group gained market share in Passenger car's OE markets in Europe? Is it a change in the Group's strategy?

No. A fine-tuned rebalancing of sales between OE and RT markets remains a strong driver of mix improvement. In Europe, Michelin considers that this move is now completed and will stabilize its positions in OE markets.

* * *

Latest News

- **October, 12th 2004 - Michelin Hy-Light, Michelin's concept-car to promote clean mobility.**

Michelin had chosen Challenge Bibendum 2004 to present its own concept-car embodying its vision of safer, environment-friendly mobility:
Michelin Hy-Light is a local pollution-free electric car that will reach 100 km/h in twelve seconds. It features a wheel-borne active electric suspension and chassis stability control device.

- **October, 17th 2004 – Michelin triple world championship victory**

Triple world championship victory on October 17: bicycle, 2004 MotoGP World Championship, Drivers and Manufacturers World Rally Championships

- **November, 3rd 2004 –Sauber Petronas equipped with Michelin in 2005**

Sauber Petronas Formula One Team will be equipped with Michelin Tires in 2005.


MICHELIN

- **December, 17th 2004 - Michelin to raise tire prices across Europe.**

Between December 2004 and July 2005, Michelin will increase tire prices in Europe by an average of 5%. The increase will concern all of the company's tire ranges, including Car and Van, Heavy Truck, Earthmover, Agriculture, Motorcycle and Bicycle, and Aviation. The move reflects higher raw material costs, which have risen by 40% between 2000 and 2004.

- **December, 20th 2004 - GREENVILLE, S.C. – Michelin North America is increasing U.S. replacement tire prices on a variety of product lines.**

Passenger and light truck tires will increase by up to 5 percent on Michelin brand and up to 6 percent on BFGoodrich, Uniroyal and private and associate brands effective March 1, 2005.
- Commercial truck tires will increase by up to 6 percent on both Michelin and BFGoodrich brands effective March 1, 2005.
- Earthmover tires increased by 5 percent effective Jan. 1, 2005.
- Agricultural tires increased by up to 6 percent for radial tires and up to 12 percent for bias tires effective Jan. 1, 2005
- General aviation tires will increase 5 percent worldwide effective April 1, 2005.

- **January, 13th 2005 – Michelin pledges to help the developing world.**

Along with seven major auto and oil companies, Michelin joined a program to reduce road traffic fatalities in developing countries.

- **January, 20th 2005 - MICHELIN to fit the A380 aircraft.**

Michelin successfully addressed the challenge of developing a very light tire, adapted to the speed and mass of the A380 aircraft. Michelin was able to achieve this new technological thanks to its innovation capacity.
Building on NZG technology, Michelin was able to achieve the timely development of a tire capable of carrying 33 tons at 378 km/h while achieving an overall reduction of 360 kg in the aircraft's total weight.
This innovative capacity was a key factor in AIRBUS' decision to fit the A380 with Michelin tires. This success is the fruit of close collaboration between Airbus and Michelin teams that spanned nearly nine years. AIRBUS' choice comes as the just reward of Michelin's commitment to research and proves, yet again, the Group's undeniable technological edge.

- **January, 20th 2005 - Michelin sets forth the main Group account items impacted to date by transition to IFRS standards.**

Michelin held a meeting with analysts in which Mr. Michel Rollier, Group CFO, assessed the main elements having today an impact on the Group financial statements by transition to IFRS standards.

In line with French market authority recommendations, Michelin wishes to provide the international financial community with all available information to enable it to make a fair assessment of the Group's situation in connection with this change in accounting standards and the corresponding issues and opportunities.

On this occasion, Michel Rollier indicated that the main impact on Group consolidated accounts are known and identified as well as under control. Adoption of IFRS standards has consequences both in terms of measurement and in terms of presentation.


MICHELIN

Contacts

Eric Le Corre: +33 (0)1 45 66 10 04 / + 33 (0)4 73 32 77 92
Eric.le-corre@fr.michelin.com
Antonin Beurrier +33 (0) 1 45 66 11 07 / +33 (0)4 73 32 24 53
Antonin.beurrier@fr.michelin.com
Jacques Hollaender: +33 (0)4 73 32 18 02 / +33 (0)1 45 66 16 15
Jacques-Philippe.hollaender@fr.michelin.com

* * *

For more information,
visit the « Investor relations » section at www.michelin.com


MICHELIN

COMPAGNIE GENERALE DES ETABLISSEMENTS
MICHELIN

(Michelin et Cie.)

Partnership limited by shares with capital of 286,774,050 Euros
Registered Office: 12, cours Sablon, 63000 Clermont-Ferrand
855 200 887 R.C.S. Clermont-Ferrand

CONSOLIDATED SALES (NET OF TAXES)
(in millions of Euros)

	2004	2003
From January 1 to March 31	3,799	3,655
From April 1 to June 30	4,022	3,693
From July 1 to September 30	3,843	3,801
From October 1 to December 31	4,025	4,221
From January 1 to December 31	15,689	15,370